Exhibit 21.1

Subsidiaries of MetaMorphix, Inc.

Subsidiaries of MetaMorphix, Inc.	Jurisdiction
MMI Genomics, Inc.	Delaware Corporation (wholly owned subsidiary of MetaMorphix, Inc.)
MetaMorphix Canada, Inc.	New Brunswick Corporation (wholly owned subsidiary of MetaMorphix Holdings, Inc.)
MetaMophix International, Inc.	Delaware Corporation (79%/Voting by MetaMorphix International, Inc. and 21%/Non-Voting by MetaMorphix, Inc.)
MetaMorphix Holdings, Inc.	Delaware Corporation (wholly owned subsidiary of MetaMorphix, Inc.)